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         As filed with the Securities and Exchange Commission on August 24, 1999
                                                     Registration Nos. 811-08920


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM N-18F-1



            NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940.



                          CLARION CMBS VALUE FUND, INC.
               (Exact Name of Registrant as Specified in Charter)
                               335 Madison Avenue
                            New York, New York 10017
               (Address of Principal Executive Offices) (Zip code)
       Registrant's Telephone Number, including Area Code: (212) 883-2500


                                  Daniel Heflin
                              Clarion Capital, LLC
                               335 Madison Avenue
                            New York, New York 10017
                     (Name and Address of Agent for Service)


                                    Copy to:
                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022











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                            NOTIFICATION OF ELECTION
         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE
         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 5th day of August, 1999.

                                                Clarion CMBS Value Fund, Inc.

                                                By: /s/ Daniel Heflin
                                                   ----------------------
                                                Name: Daniel Heflin
                                                Title: President

Attest: /s/ Joanne M. Vitale
       -----------------------
Name: Joanne M. Vitale
Title: Secretary